Exhibit 23.2




The Board of Directors
The Louisiana Land and Exploration Company:


We consent to the use of our report dated February 9, 1994 on the consolidated financial statements of The Louisiana Land and Exploration Company and subsidiaries as of December 31, 1993 and 1992, and for each of the years in the three-year period then ended incorporated by reference herein. Our report refers to a change in the methods of accounting for income taxes and postretirement benefits other than pensions.

          We also consent to the use of our report dated April 8, 1994 on the financial statements of The LL&E Savings Plan as of December 31, 1993 and 1992, and for each of the years in the three-year period then ended incorporated by reference herein.



                                   /s/ KPMG Peat Marwick LLP

                                   KPMG Peat Marwick LLP

New Orleans, Louisiana
October 25, 1994